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                          UNITED STATES              ---------------------------
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                       ARMANINO FOODS OF DISTINCTION, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    042166702
--------------------------------------------------------------------------------
                                 (CUSIP Number)

    TIMOTHY FRANZEN, 516 THAIN WAY, PALO ALTO, CA, 94306. TEL: (650) 843-1919
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   01/25/2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP NO.     042166702                               Page   2   of    6   Pages
          -----------------                                -----     ----
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TIMOTHY FRANZEN
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  [ ]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
3       SEC USE ONLY


--------------------------------------------------------------------------------
4       SOURCE OF FUNDS


--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                     7     SOLE VOTING POWER
                           308,800 SHARES

   NUMBER OF        ------------------------------------------------------------
     SHARES          8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
      EACH          ------------------------------------------------------------
   REPORTING         9     SOLE DISPOSITIVE POWER
     PERSON                308,800 SHARES
      WITH
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        308,800 SHARES
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        9.75%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON


--------------------------------------------------------------------------------

CUSIP No. 986001105                                                  Page 3 of 4

        Timothy Franzen hereby amends and supplements the report on Schedule 13D filed on October 18, 2000, as previously amended, with respect to the common stock of Armanino Foods of Distinction, Inc. as set forth below.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) Unchanged

        (b) The address of Mr. Franzen is:

            516 Thain Way
            Palo Alto, CA  94306

        (c) Unchanged

        (d) Unchanged

        (e) Unchanged

        (f) Unchanged

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER.

        (a) Mr. Franzen owns 308,800 shares of common stock of the Issuer, which equals approximately 9.75% of the total outstanding shares of common stock of the Issuer.

        (b) Unchanged

        (c) The following information supplements the information previously reported in Item 5(c):

        Timothy Franzen acquired an aggregate of 169,400 shares of common stock of the Issuer pursuant to a stock dividend issued by the Issuer, essentially a 2-for-1 forward split of the common stock of the Issuer, effective on June 25, 2001. No additional consideration was paid for such shares.

        (d) Unchanged

        (e) Unchanged

CUSIP No. 986001105                                                  Page 4 of 4

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:      01/29/2002                      /s/ TIMOTHY FRANZEN
        ------------------                  -------------------------
                                            Timothy Franzen